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Mannatech Announces Preliminary Results of Tender Offer

(Flower Mound, Texas) June 26, 2020 – Mannatech, Incorporated ("Mannatech" or the "Company") (NASDAQ: MTEX), a global health and wellness company committed to transforming lives to make a better world, announced today the preliminary results of its modified Dutch auction tender offer, which expired at 12:00 midnight, New York City time, at the end of Thursday, June 25, 2020, to purchase up to an aggregate of $5 million in value of its outstanding common stock, par value $0.0001 per share, at a per share price not greater than $17.00 nor less than $15.00 per share (the "tender offer").

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer (the "Depositary"), a total of 341,596 shares of common stock of the Company were properly tendered and not properly withdrawn at or below the price of $17.00 per share, excluding 500 shares that were tendered by notice of guaranteed delivery. Due to the tender offer being oversubscribed, the Company expects to purchase only a prorated portion of the shares of common stock properly tendered by each tendering shareholder (other than “odd lot” holders whose shares will be purchased on a priority basis) at or below the final per share purchase price.

In accordance with the terms and conditions of the tender offer and based on a preliminary count by the Depositary, the Company expects to accept for payment a total of 294,117 shares of common stock of the Company at a cash purchase price of $17.00 per share, for a total cash cost of approximately $5 million, excluding fees and expenses relating to the tender offer. Such shares of common stock represented approximately 12.31% of the Company's total outstanding shares as of April 30, 2020.

The Company anticipates to fund the share purchase in the tender offer from cash on hand.

The number of shares expected to be purchased in the tender offer, the cash purchase price per share, and the aggregate cash purchase price are preliminary and subject to change and are based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. The final number of shares to be purchased in the tender offer, the final cash purchase price per share, and the final aggregate cash purchase price will be announced following the expiration of the guaranteed delivery period and the completion of the confirmation process by the Depositary. Payment for the shares accepted for purchase pursuant to the tender offer will occur promptly thereafter.

The Company's tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated May 29, 2020.

About Mannatech
Mannatech, Incorporated is committed to transforming lives through the development of high quality integrated health, weight management, fitness and skin care products distributed through its global network of independent associates and members. The company has been operating for more than 25 years with operations in 25 markets^. For more information, visit Mannatech.com.

^ Mannatech operates in China under a cross-border e-commerce platform that is separate from its network marketing model.

Please Note: This release contains “forward-looking statements.” These forward-looking statements generally can be identified by use of phrases or terminology such as “may,” “will,” “should,” "hope," “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “approximates,” “predicts,” “projects,” “potential,” “preliminary,” and “continues” or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech’s objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission (the “SEC”) and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech’s ability to complete the tender offer in a timely manner or at all, the price at which shares of Mannatech's common stock may trade on Nasdaq, which may be higher or lower than the purchase price in the tender offer, uncertainty as to the number of shares purchased in the tender offer, the outbreak of the novel coronavirus ("COVID-19") pandemic, Mannatech's inability to attract and retain associates and preferred customers, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the SEC, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact

Mannatech, Incorporated
Donna Giordano, 972-471-7849
Manager, Executive Office Administration
ir@mannatech.com
www.mannatech.com